Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number

June 23, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C.  20549

Re:	Parkervision, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File No. 000-22904

Dear Mr. Spirgel:

This firm is legal counsel to Parkervision, Inc. (the “Company”).  On behalf of the Company, we hereby respond to the Staff’s comment letter to the Company, dated June 4, 2009, relating to the above-captioned Annual Report on Form 10-K (“10-K”).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company's response to each comment immediately thereafter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.
We note your response to prior comment 1 from our letter dated May 14, 2009.  Though Item 101(c)(viii) of Regulation S-K does not require disclosure as a material customer, we note that your business is substantially dependent upon your license agreements with these three counterparties.  They are not just material customers but are your only customers.  The identity of the counterparties to your licensing agreements is material to an understanding of your financial condition and your prospects for future product and royalty revenue and is required disclosure under Item 303 of Regulation S-K, even if you have not yet received licensing revenue to date.  Revise your disclosure to include the

Confidential Treatment Requested by ParkerVision, Inc.	PV20090623-1
Portions subject to the confidential treatment request have been omitted and replaced with “[***]”.

Securities and Exchange Commission
June 23, 2009

identity of the counterparty for the licensing agreement that you refer to as “Confidential Licensee.”

The Company acknowledges that Item 303 of Regulation S-K, rather than Item 101(c)(vii) of Regulation S-K, is the basis of the Staff’s comment.

The Company does not believe that the name of the Confidential Licensee is material to an understanding of the license agreement and the prospects for future product and royalty revenues thereunder.  The Company has fully disclosed the nature of the relationship and the material features of the license agreement.  As discussed by telephone conversation with Scott Hodgon on June 11, 2009, and with you on June 17, 2009, the Company believes that, by revising its 10-K disclosure to provide supplemental information about the Confidential Licensee other than the Confidential Licensee’s name, the Company will have disclosed the information material to an understanding of its prospects under the license agreement, without the substantial adverse consequences to the Confidential Licensee and the Company (as discussed below) that could result from disclosing the Confidential Licensee’s identity.

The Company proposes to revise its 10-K disclosure and provide information about the Confidential Licensee’s products, customers, and geographic reach.  Such information will permit investors to evaluate the Confidential Licensee’s business and understand the prospects for future royalty revenue to the Company under the license agreement.  [***].

The Company has recognized no revenue to date from the licensing agreement and expects that, once meaningful revenue is realized, it will be required to disclose the identity of the Confidential Licensee pursuant to Item 101(c)(vii) of Regulation S-K.  Not until the Confidential Licensee’s product has been successfully developed and tested for high volume production will the Company receive any license fees under the license agreement.  The Company and the Confidential Licensee are in the process of completing such development and testing.  The Company has publicly disclosed that it anticipates revenue from the license agreement to commence in 2009 and if this occurs, and the revenue is meaningful, the Company would identify the Confidential Licensee in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 in accordance with Item 101 (c)(vii) of Regulation S-K.

The Company risks substantial adverse consequences from the disclosure of the Confidential Licensee’s identity at the present time.  Confidentiality of its identity was a condition to the Confidential Licensee entering into the License Agreement with the Company due to significant strategic and competitive concerns.  The Confidential Licensee currently relies upon [***].  It is expected that incorporation of the Company’s technology into the Confidential Licensee’s products will replace [***]

Confidential Treatment Requested by ParkerVision, Inc.	PV20090623-2

Securities and Exchange Commission
June 23, 2009

[***].  Until completion of development and testing of the Company’s technology, the Confidential Licensee will [***].  Revealing the Confidential Licensee’s identity would jeopardize [***] prior to the availability of products incorporating the Company’s technology.  In addition, revealing the Confidential Licensee’s name would potentially negate the advantage gained by the Confidential Licensee through introducing a higher-performance product without advance notice to its competitors.  The Company believes that, for these and other reasons, if it is required to reveal the name of the Confidential Licensee at this time, the Company’s ongoing business relationship with the Confidential Licensee would suffer permanent damage and the successful completion of the product development contemplated by the license agreement would be endangered.

For the foregoing reasons, the Company proposes the following revisions to the Company’s 10-K to provide additional information concerning the Confidential Licensee without revealing its identity (inserted language is underlined and deleted language is ~~struckthrough~~):

A.        The first paragraph of Item 1 of the 10-K will read in its entirety as follows:

In 2007, we entered into licensing agreements with two customers, ITT Corporation (“ITT”) and a global baseband chipset supplier whose name remains confidential under the terms of our agreement with them~~confidential mobile handset chip supplier~~ (“Confidential Licensee”).

B.        The first and second paragraph of Item 7 of the 10-K will read in their entirety as follows:

We are in the business of designing, developing and selling our proprietary RF technologies and products for use in semiconductor circuits for wireless communication products.  Since 2007, we have entered into three customer contracts for the incorporation of our technologies into wireless chipsets, modules and products.   Two of the three customer agreements represent licensing agreements whereby our customers, ~~ITT and a Confidential Licensee~~ will incorporate our IP into their own wireless semiconductor circuits and/or radio products.

The two licensing customers include ITT and the Confidential Licensee.  The Confidential Licensee is a fabless supplier of chipsets that support 2G, 2.5G and 3G mobile standards with engineering design and sales locations in both North America and Asia.  The Confidential Licensee designs and supplies chipsets, and related handset reference designs, predominantly to ODMs for incorporation into

Confidential Treatment Requested by ParkerVision, Inc.	PV20090623-3

Securities and Exchange Commission
June 23, 2009

mobile handsets.  The Confidential Licensee has reported [__] of the top five handset manufacturers among its customer base.

Item 11. Executive Compensation, page 54

Compensation of Outside Directors, page 68

2.	We note your response to prior comment 4 from our letter dated May 14, 2009. Please include the revised disclosure in your amended 10-K in addition to your forthcoming proxy statement.

The Company will include the revised disclosure in its amended 10-K and in its forthcoming proxy statement.

Part IV

Item 15. Exhibits
Exhibits 31.1 and 31.2

3.	We note your response to prior comment 5 from our letter dated May 14, 2009. Please include revised certifications with your amended 10-K.

The Company will include the revised certifications in its amended 10-K.

*   *   *   *

On behalf of the Company we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment Requested by ParkerVision, Inc.	PV20090623-4

Securities and Exchange Commission
June 23, 2009

If the Staff has any further questions or comments regarding the information in this letter, kindly contact the undersigned at (212) 818-8675.  Thank you for your time and attention.

Sincerely,

/s/ Paul Lucido

Paul Lucido

Confidential Treatment Requested by ParkerVision, Inc.	PV20090623-5